UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 65606/October 24, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14555

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In the Matter of   :
                                                             :
SGI INTERNATIONAL,   :
SHARED IMAGING PARTNERS, LP,   :   ORDER MAKING FINDINGS AND
SHIEGA RESOURCES CORP.,   :   REVOKING REGISTRATIONS
SIBUN RIVER GROUP, INC.,   :   BY DEFAULT AS TO SEVEN
SIMON TRANSPORTATION SERVICES, INC.,   :   RESPONDENTS
SIRIUS SOFTWARE, INC.,   :
SLM ENTERTAINMENT, LTD., and   :
SNAKE RIVER PROPERTIES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on September 20, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) provided evidence that Respondents were served with the OIP by September 27, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv). Respondents' Answers were due by October 11, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b).

        SGI International (SGI), Shared Imaging Partners, LP (Shared Imaging), Sibun River Group, Inc. (Sibun), Simon Transportation Services, Inc. (Simon), Sirius Software, Inc. (Sirius), SLM Entertainment, Ltd. (SLM), and Snake River Properties, Inc. (Snake River) (collectively, Respondents[1]), are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

        SGI (CIK No. 737955) is an expired Utah corporation located in La Jolla, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SGI is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of over $5 million for the prior nine months. On January 7, 2003, the

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[1] On October 20, 2011, African Metals Corporation, successor to Shiega Resources Corp., filed a Motion for Leave to File Answer, Answer, and Notice of Appearance. Therefore, the proceeding remains pending as to Respondent.

company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of California, and the case was terminated on February 18, 2009. As of September 13, 2011, the company's stock (symbol "SGII") was traded on the over-the-counter markets.

Shared Imaging (CIK No. 812381) is a canceled Delaware limited partnership located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Shared Imaging is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993.

Sibun (CIK No. 1084032) is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sibun is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended January 31, 2001, which reported a net loss of $1,500 for the prior nine months.

Simon (CIK No. 1000577) is an expired Utah corporation located in West Valley City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Simon is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2002, which reported a net loss of over $55 million for the prior three months. On February 25, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Utah, and the case was pending as of September 13, 2011.

Sirius (CIK No. 1088299) is a permanently revoked Nevada corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sirius is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on April 12, 2000, which reported a net loss of $36,008 from the company's March 26, 1999 inception to December 31, 1999.

SLM (CIK No. 354630) is a suspended California corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SLM is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 1993.

Snake River (CIK No. 1119352) is a dissolved Colorado corporation located in San Diego, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Snake River is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $1,298 for the prior five months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1, 13a-13, and 13a-16 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, Rule 13a-13 requires domestic issuers to file quarterly reports, and Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports under cover of Form 6-K. These Form 6-K reports must be transmitted promptly after the information contained therein "is made public by the issuer, by the country of its domicile or under the laws of which it was incorporated or organized, or by a foreign securities exchange with which the issuer has filed the information." 17 C.F.R. §§ 240.13a-1, -13, -16.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of SGI International, Shared Imaging Partners, LP, Sibun River Group, Inc., Simon Transportation Services, Inc., Sirius Software, Inc., SLM Entertainment, Ltd., and Snake River Properties, Inc., is hereby REVOKED.

Robert G. Mahony
Administrative Law Judge